Exhibit 99.1

META DATA LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 11, 2023

Notice is hereby given that Meta Data Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 10:00 p.m., local time, on May 11, 2023 (the “Annual General Meeting”) at the Company’s headquarters located at Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street, Sha Tin New Territories, Hong Kong, to consider and, if thought fit, to pass, the following resolutions:

1.	As an ordinary resolution, that Xiaoming Li be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.
2.	As an ordinary resolution, that Yanyi Tang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.
3.	As an ordinary resolution, that Shengcong Ma be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.
4.	As an ordinary resolution, that Mengchu Zhou be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.
5.	As an ordinary resolution, that Robert Angell be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.
6.	As an ordinary resolution, that Abbie Li be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.
7.

As an ordinary resolution, to approve a share consolidation or reverse stock split, of all classes of the Company’s ordinary shares at a ratio of one-for-five hundred such that each five hundred ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”). After the Share Consolidation, the Company’s authorized share capital will be US$50,000 divided into 100,000,000 shares of a par value of US$0.0005 each, comprising of (i) 75,406,315 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 4,593,684 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors.

8.

As an ordinary resolution, to approve the increase of the Company’s authorized share capital, immediately following the Share Consolidation, from US$50,000 divided into 100,000,000 shares of a par value of US$0.0005 each, comprising of (i) 75,406,315 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 4,593,684 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, by the creation of an additional (i) 64,593,685 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 15,406,316 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, such that the authorized share capital shall be US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors (the “Increase of Authorized Shares”).

9.	As an ordinary resolution, to approve and adopt the Company’s 2023 equity incentive plan.

10.	To transact any such other business that may properly come before the meeting.

Only holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) registered in the register of members at the close of business on March 27, 2023, New York time (the “Record Date”), can vote at the Annual General Meeting or at any adjournment that may take place.  If you are a holder of American Depositary Shares, please see the discussion in the attached proxy statement under the heading “Voting by Holders of American Depositary Shares.”

We cordially invite all holders of Ordinary Shares to attend the Annual General Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. Holders of Class B Ordinary Shares may not appoint another holder of Class B Ordinary Shares as its proxy.  If you are a holder of Ordinary Shares and whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Annual General Meeting.  If you send in your form of proxy and then decide to attend the Annual General Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Ms. Vivian Liu, Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street, Sha Tin New Territories, Hong Kong, and must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s annual report on Form 20-F, from the Company’s website at http://www.aiumeta.com/en/Investors.html or by submitting a request to ir@aiumeta.com.

By Order of the Board of Directors,

/s/ Xiaoming Li
Xiaoming Li
Chairman and Chief Executive Officer
Date: March 31, 2023

META DATA LIMITED

PROXY STATEMENT

GENERAL

The board of directors of Meta Data Limited, a Cayman Islands company (the “Company”), is soliciting proxies for the annual general meeting of shareholders to be held on May 11, 2023 at 10:00 p.m., local time, or at any adjournment or postponement thereof (the “Annual General Meeting”).  The Annual General Meeting will be held at our headquarters located at Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street, Sha Tin New Territories, Hong Kong.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Record holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) as of the close of business on March 27, 2023, New York time, are entitled to vote at the Annual General Meeting.  As of March 27, 2023, 36,016,269,150 of our Class A Ordinary Shares, par value US$0.000001 per share, and 0 of our Class B Ordinary Shares, par value US$0.000001 per share, were issued and outstanding. As of March 27, 2023, approximately 3,171,911,040 of our Class A Ordinary Shares were represented by American Depositary Shares (“ADSs”).  One or more holders of Ordinary Shares which represent, in aggregate, not less than one-third (1/3) of the votes attaching to all issued and outstanding Ordinary Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

PROPOSALS TO BE VOTED ON

1.	As an ordinary resolution, that Xiaoming Li be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.
2.	As an ordinary resolution, that Yanyi Tang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.
3.	As an ordinary resolution, that Shengcong Ma be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.
4.	As an ordinary resolution, that Mengchu Zhou be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.
5.	As an ordinary resolution, that Robert Angell be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.
6.	As an ordinary resolution, that Abbie Li be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.
7.

As an ordinary resolution, to approve a share consolidation or reverse stock split, of all classes of the Company’s ordinary shares at a ratio of one-for-five hundred such that each five hundred ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”). After the Share Consolidation, the Company’s authorized share capital will be US$50,000 divided into 100,000,000 shares of a par value of US$0.0005 each, comprising of (i) 75,406,315 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 4,593,684 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors.

8.

As an ordinary resolution, to approve the increase of the Company’s authorized share capital, immediately following the Share Consolidation, from US$50,000 divided into 100,000,000 shares of a par value of US$0.0005 each, comprising of (i) 75,406,315 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 4,593,684 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, by the creation of an additional (i) 64,593,685 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 15,406,316 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, such that the authorized share capital shall be US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors (the “Increase of Authorized Shares”).

9.	As an ordinary resolution, to approve and adopt the Company’s 2023 equity incentive plan.

10.	To transact any such other business that may properly come before the meeting.

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1-10.

VOTING AND SOLICITATION

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Annual General Meeting, and each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to the vote at the Annual General Meeting.

At the Annual General Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. Except as required by applicable law and subject to the terms and conditions of the Articles, the holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all matters submitted to a vote at the Annual General Meeting. The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to ratify the appointment of the Company’s independent auditor.  In computing the majority, regard shall be had to the number of votes to which each holder of Ordinary Shares is entitled.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Annual General Meeting in person, via the Internet or by completing, dating, signing and returning the enclosed form of proxy to the attention of Ms. Vivian Liu, Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street, Sha Tin New Territories, Hong Kong, and must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Annual General Meeting in accordance with the instructions of the shareholder.  If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Annual General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present.  Abstentions will have the same effect as a vote against the ratification of the appointment of the independent auditor.  Broker non-votes will have the same effect as a vote against the ratification of the appointment of the independent auditor.

Please refer to this proxy statement for information related to the proposals.

VOTING BY HOLDERS OF AMERICAN DEPOSITARY SHARES

Deutsche Bank Trust Company Americas, as depositary of the ADSs, has advised us that it intends to mail to all record owners of ADSs this proxy statement, the accompanying notice of Annual General Meeting and a voting instruction card for record owners of ADSs.  Upon the written request of an owner of record of ADSs by such owner’s delivery of a properly completed, dated and signed voting instruction card to Deutsche Bank Trust Company Americas prior to 10:00 AM, New York City time on May 4, 2023, Deutsche Bank Trust Company Americas will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A Ordinary Shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Deutsche Bank Trust Company Americas has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions.  As the holder of record for all the Class A Ordinary Shares represented by all of our ADSs, only Deutsche Bank Trust Company Americas may vote those Class A Ordinary Shares at the Annual General Meeting.

If the enclosed voting instruction card is signed but the voting instructions fail to specify the manner in which to vote, Deutsche Bank Trust Company Americas shall deem such holder of record to have instructed it to give a discretionary proxy to a person designated by the Company.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Meta Data Limited, if you hold our Ordinary Shares, or to Deutsche Bank Trust Company Americas if you hold ADSs representing our Class A Ordinary Shares.

ANNUAL REPORT TO SHAREHOLDERS

The Company makes available its annual report to shareholders through the Company’s website. The 2022 annual report for the year ended August 31, 2022 (the “2022 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the Company’s ADSs. You may obtain a copy of our 2022 Annual Report by visiting the “Annual Reports” heading under the “Financials” section of the Company’s website at http://www.aiumeta.com/en/Investors.html. If you want to receive a paper or email copy of the Company’s 2022 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@aiumeta.com.

PROPOSALS 1 THROUGH 6

RE-ELECTION OF DIRECTORS

The Election of Directors

The nominees listed below (the “Director Nominees”) have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for re-election as directors of the Company. Unless such authority is withheld, proxies will be voted for the re-election of the persons named below, each of whom has been designated as a nominee. If, for any reason not presently known, any person is not available to serve as a director, another person who may be nominated will be voted for in the discretion of the proxies.

Unless you indicate otherwise, shares represented by executed proxies in the form enclosed will be voted for the election of each nominee unless any such nominee shall be unavailable, in which case such shares will be voted for a substitute nominee designated by the Board.

Director Nominees

The Director Nominees recommended by the Board are as follows:

Name	Age	Position with the Company
Xiaoming Li	40	Executive Chairman and Chief Executive Officer
Shengcong Ma	49	Executive Director and Chief Operating Officer
Yanyi Tang	39	Independent Director
Dr. Mengchu Zhou	59	Independent Director
Dr. Robert Angell	61	Independent Director
Abbie Li	28	Director

Information Regarding the Company’s Directors and Nominees

Mr. Xiaoming Li, aged 39, has served as the CEO of Henan Shenglong Culture Communication Co., Ltd. since December 2019. From December 2016 to May 2019, he served as the chief technical officer of Shenzhen Aladdin Technology Development Co., Ltd. Mr. Li served as a professor at Henan Agricultural University’s enterprise, Henan Big Feed Technology Co., Ltd., where he taught in the teaching and research department, as well as actively researching the development and direction of contemporary education and new educational technology systems. Mr. Li graduated from Henan University of Economics and Law, China, with a bachelor’s degree in software engineering with a concentration in IT and education.

Mr. Shengcong Ma served as the vice president of Aier Medical Investment Group CO., Ltd. from March 2017 to March 2021. From October 2016 to March 2021, he served as the general manager of Aier Health Insurance Co., Ltd. Mr. Ma was a member of the Technology Committee of Anbang Insurance Group and also the general manager of its Community Finance Business Department from October 2014 to March 2017. From October 2010 to October 2014, Mr. Ma served as the deputy general manager of theShandong Banking Insurance Division of Centennial Life Corporation. Mr. Ma received his bachelor’s degree in Industrial and Foreign Trade from the Beijing Technology and Business University, a MBA from The Open University of Hong Kong, and an Executive MBA from Peking University National Development Research Institute.

Ms. Yanyi Tang has served as Project Manager at Shanghai Jiaan Certified Public Accountants since December 2010. From January 2007 to November 2010, she served as Assistant Manager at KPMG Huazhen Accounting Firm. Ms. Tang received her bachelor’s degree in Economics and Business from Shanghai University, China and University of Technology, Sydney, respectively. Ms. Tang is a certified public accountant in China (CICPA) and also a certified public accountant in the United States (AICPA) in the State of Texas.

Dr. Mengchu Zhou has been the Distinguished Professor of electrical and computer engineering in the Helen and John C. Hartmann Dept. of Electrical and Computer Engineering at New Jersey Institute of Technology (NJIT) since 2013. He is a Fellow of the Institute of Electrical and Electronics Engineers (IEEE), a Fellow of the International Federation of Automatic Control (IFAC), a Fellow of the American Association for the Advancement of Science (AAAS) and a Fellow of the Chinese Association of Automation (CAA). Zhou is the Founding Editor-in-Chief of the IEEE/Wiley Book Series on Systems Science and Engineering and the Editor-in-Chief of the IEEE/CAA Journal of Automatica Sinica. In 2015, he received the Norbert Wiener Award for "fundamental contributions to the area of Petri net theory and applications to discrete event systems," from the IEEE Systems, Man, and Cybernetics Society which also awarded him the Franklin V. Taylor Memorial Award for Best Paper award in 2010. Dr, Zhou earned his Ph.D. in Computer & Systems Engineering, Rensselaer Polytechnic Institute in 1990. He completed his M. S. in Automatic Control, Beijing Institute of Technology in, 1986 following the completion of his B. S. in Control Engineering, Nanjing University of Science & Technology in 1983.

Dr. Robert Angell is an expert in healthcare AI, predictive analytics, temporal medicine, and data science. Since May 2019, he has been the principal and founder of Applied Data Sciences, LLC, a data science company, and CoMorbus, a public health provider. Dr. Angell was a data scientist at the division of cardiovascular genetics in University of Utah, where he provided support to all data science activities from 2014 to 2018. Dr. Angell was an adjunct faculty at Salt Lake Community College from 2009 to 2014, where he taught computer science related courses. Dr. Angell received her Ph.D. degree in biomedical informatics and Bachelor’s degree in industrial engineering from University of Utah.

Ms. Abbie Li is the co-founder of X DAO since January 2023. From January 2021 to December 2021, Ms. Li served as an associate of Investment Banking Division at CICC. From January 2020 to December 2020, Ms. Li served as a partner of Coldharbour Capital. From October 2020 to August 2021, Ms. Li served as the managing director of Faith-Group Co. Ltd. From September 2019 to October 2020, Ms. Li served as an associate of Investment Banking Division at JP Morgan. Ms. Li obtained her bachelor’s degree in Mathematics from New York University in 2018.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to elect all of the Director Nominees.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 6, THE RE-ELECTION TO THE BOARD OF DIRECTORS OF ALL OF THE NOMINEES AS DESCRIBED IN THESE PROPOSALS 1 THROUGH 6

PROPOSAL 7

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a Share Consolidation of the Company’s ordinary shares at a ratio of one-for-five hundred (the “Share Consolidation”), on the effective date as determined by the Board of Directors.

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Annual General Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative. If our shareholders approve this proposal, our Board of Directors will have the authority to implement the Share Consolidation by filing the relevant Share Consolidation resolution with the Cayman Islands Registrar of Companies at any time after the approval of the Share Consolidation.

The Share Consolidation will be implemented simultaneously for all ordinary shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Ordinary Shares

The Share Consolidation will not affect the registration of our ADSs or our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). When the Share Consolidation is implemented, our ADS ratio will be adjusted accordingly so that no change will occur to the price of our ADSs. In connection with the Share Consolidation, the CUSIP number of our ADSs (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation.

Authorized Shares

At the time the Share Consolidation is effective, our authorized ordinary shares will be consolidated at the same ratio. The authorized share capital of the Company shall be decreased from an authorized share capital of US$50,000.00 divided into 50,000,000,000 shares comprising (i) 37,703,157,984 Class A Ordinary Shares of a par value of US$0.000001 each, (ii) 2,296,842,016 Class B Ordinary Shares of a par value of US$0.000001 each and (iii) 10,000,000,000 shares of a par value of US$0.000001 each to be designated by the board of directors, to an authorized share capital of US$50,000 divided into 100,000,000 shares of a par value of US$0.0005 each, comprising of (i) 75,406,315 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 4,593,684 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding ordinary shares in street name should contact their nominees.

Stock Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect a Share Consolidation (or share consolidation as a matter of Cayman Islands law) of the Company’s ordinary shares at a ratio of one-for-five hundred in the form of shareholder resolutions. The resolutions be put to the shareholders to consider and to vote upon at the Annual General Meeting in relation to amending the authorized share capital of the Company are:

1.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

(A)	the Company’s authorized share capital of US$50,000.00 divided into 50,000,000,000 shares comprising (i) 37,703,157,984 Class A Ordinary Shares of a par value of US$0.000001 each, (ii) 2,296,842,016 Class B Ordinary Shares of a par value of US$0.000001 each and (iii) 10,000,000,000 shares of a par value of US$0.000001 each to be designated by the board of directors, be and are hereby consolidated into an authorized share capital of US$50,000 divided into 100,000,000 shares of a par value of US$0.0005 each, comprising of (i) 75,406,315 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 4,593,684 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, with such Share Consolidation to be effective on such date as determined by the Board of Directors, and such date shall be announced by the Company (the “Effective Date”).

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve the Share Consolidation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 7, TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES AS DESCRIBED IN THIS PROPOSAL 7

PROPOSAL 8

TO APPROVE THE INCREASE OF THE COMPANY’S AUTHORIZED SHARES

General

Assuming the approval of the Share Consolidation Proposal, the Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to increase the Company’s authorized share capital from US$50,000 divided into 100,000,000 shares of a par value of US$0.0005 each, comprising of (i) 75,406,315 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 4,593,684 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, by the creation of an additional (i) 64,593,685 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 15,406,316 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, such that the authorized share capital shall be US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors (the “Increase of Authorized Shares”).

The Increase of Authorized Shares must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Annual General Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative. If our shareholders approve this proposal, our Board of Directors will have the authority to implement the Increase of Authorized Shares by instructing the registered office to file the notice to amend the Memorandum and Articles of Association with the Cayman Islands Registrar of Companies at any time after the approval of the Increase of Authorized Shares. The resolutions be put to the shareholders to consider and to vote upon at the Annual General Meeting in relation to amending the authorized share capital of the Company are:

1.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

(A)	the Company’s authorized share capital will increase from US$50,000 divided into 100,000,000 shares of a par value of US$0.0005 each, comprising of (i) 75,406,315 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 4,593,684 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, by the creation of an additional (i) 64,593,685 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 15,406,316 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 20,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, such that the authorized share capital shall be US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a majority of not less than two-thirds the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve the Increase of Authorized Shares.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 8, TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES AS DESCRIBED IN THIS PROPOSAL 8

PROPOSAL 9

2023 EQUITY INCENTIVE PLAN

The 2023 Equity Incentive Plan

The Board has declared advisable, adopted and is submitting for shareholder approval, the Company’s 2023 Equity Incentive Plan (the “2023 Plan”). The purpose of the Plan is to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in the Company, which interest may be measured by reference to the value of our ordinary shares.

If approved by the Company’s shareholders, the 2023 Plan will be effective as of March 6, 2023 (the date that the Company’s Board of Directors approved the 2023 Plan). Capitalized terms used but not defined in this Proposal 9 shall have the meaning ascribed to them in the 2023 Plan, a copy of which is attached hereto as Appendix A. The following description of the 2023 Plan’s material terms is qualified in its entirety by reference to the 2023 Plan.

Description of the Plan

Administration of the Plan. Different Committees with respect to different groups of Service Providers may administer the Plan.

Eligibility. Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Performance Units, Performance Shares, Restricted Stock Units and Other Stock Based Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

Stock Subject to the Plan. Subject to the provisions of Section 16 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 5,400,000,000 shares (pre Share Consolidation). The Shares may be authorized, but unissued, or reacquired Common Stock. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan. A total of 5,400,000,000 shares, which such amount is included in the limit set forth in the first sentence of this Section 3(a), may be issued under the Plan pursuant to the exercise of Incentive Stock Options.

Amendment and Termination. The Board may at any time amend, alter, suspend, or terminate the Plan.

Term of Plan. Subject to Section 22 of the Plan, the Plan will become effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

Change in Control. In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation and each outstanding Award of Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit shall be assumed or an equivalent Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve and adopt the 2023 Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 9, THE APPROVAL AND ADOPTION OF THE 2023 PLAN AS DESCRIBED IN THIS PROPOSAL 9

OTHER MATTERS

We know of no other matters to be submitted to the Annual General Meeting.  If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Xiaoming Li
Xiaoming Li
Chairman and Chief Executive Officer
Date: March 31, 2023